C. Patrick Gadson	pgadson@velaw.com
Tel 212.237.0198	Fax 917.849.5386

April 24, 2023

VIA ELECTRONIC MAIL AND EDGAR FILING

David Plattner Special Counsel Division of Corporation Finance Office of Mergers and Acquisitions United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549
Re:	AmeriServ Financial, Inc.

PRER14A filed April 19, 2023

File No. 000-11204

Dear Mr. Plattner:

Set forth below is the response on behalf of AmeriServ Financial, Inc. (the “Company”) to a comment received from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter on April 20, 2023, with respect to the Company’s amended preliminary proxy statement, File No. 000-11204, filed with the Commission on April 19, 2023 (the “Amended Preliminary Proxy Statement”).

For your convenience, the response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. Substantially concurrently with the submission of this letter the Company is also submitting Amendment No. 2 to the Preliminary Proxy Statement (the “Second Amended Preliminary Proxy Statement”) on EDGAR. Unless otherwise specified, all capitalized terms used but not defined herein have the same meaning as in the Amended Preliminary Proxy Statement.

Vinson & Elkins LLP Attorneys at Law Austin Dallas Dubai Houston London Los Angeles New York Richmond San Francisco Tokyo Washington	The Grace Building, 1114 Avenue of the Americas, 32nd Floor New York, NY 10036-7708 Tel +1.212.237.0000 Fax +1.212.237.0100 velaw.com

Securities and Exchange Commission April 24, 2023 Page 2

PRER14A filed April 19, 2023

General

1.     It is our understanding that the Company has set May 26 as the date of the annual meeting. Please disclose that date, as well as the record date. In addition, the existing disclosure in the proxy statement regarding the ongoing litigation and the consequences that would ensue from the Driver Group’s nominations being validated in court appears to cover a scenario in which a relevant court ruling occurs prior to the scheduled annual meeting. Given the short timeframe between now and May 26, please also disclose the potential implications of a scenario in which a court ruling validating the Driver Group's nominations occurs after the annual meeting.

RESPONSE: We acknowledge the Staff’s comment and have revised the Amended Preliminary Proxy Statement accordingly. Please see the Letter to Shareholders, the Notice of 2023 Annual Meeting of Shareholders and pages 1, 3, 8 and 9 of the Second Amended Preliminary Proxy Statement and the form of proxy card.

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Securities and Exchange Commission April 24, 2023 Page 3

Please contact me directly at (212) 237-0198 with any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff.

Very truly yours,

/s/ C. Patrick Gadson
C. Patrick Gadson

cc:	Lawrence S. Elbaum (lelbaum@velaw.com)

David W. Swartz (david.swartz@stevenslee.com)